Texada Ventures Inc.

Suite 720-990 West Broadway

Vancouver, B.C., Canada V5Z 1K5

February 25, 2008

Via: Facsimile (202-772-9369) and EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attention:	Mark A. Wojciechowski
Re:	Texada Ventures Inc. Form 10-KSB for Fiscal Year Ended November 30, 2006 Filed February 28, 2007 Form 10-QSB for the Quarterly Period Ended May 31, 2007 Filed July 16, 2007 File No. 1-51563

Ladies and Gentlemen:

On behalf of Texada Ventures Inc. (the “Company”), we hereby respectfully submit this response to comments made by the Securities and Exchange Commission (“SEC”) on September 18, 2007, in regard to the Form 10-KSB for the fiscal year ended November 30, 2006 filed by the Company on February 28, 2007 (File No. 1-51563) and the Form 10-QSB for the Quarterly Period Ended May 31, 2007 filed by the Company on July 16, 2007 and such other filings as referenced below.

Form l0-KSB for the Fiscal Year Ended November 30, 2006

Report of Independent Registered Public Accounting Firm, page F-2

1.

The report from your independent public accounting firm on your consolidated financial statements explains that they audited the statements of operations, changes in shareholders equity and cash flows for the period from October 17, 2001 (inception) to November 30, 2006. The report does not appear to include or provide audit coverage for the years ended November 30, 2006 and 2005. Please obtain an audit of your statements of operations, changes in shareholders equity and cash flows for the years ended November 30, 2006 and 2005, and amend your filing to include an audit report that refers to these statements as audited for the years ended November 30, 2006 and 2005, as well as from inception to November 30, 2006.

Response:

The Company is in the process of preparing its annual report on Form 10-KSB for the fiscal year ended November 30, 2007, which is anticipated to be filed on or before February 28,

2008. To address the Staff’s comments, the Company proposes to include audited balance sheet information for the years ended November 30, 2007 and 2006, and audited statements of operations, changes in shareholder equity and cash flows for the years ended November 30, 2007, 2006 and 2005. The Company proposes to include an audit report that properly refers to such periods.

Notes to Financial Statements. page F-7

Note 1 Operations. page F-7

Going Concern, page F-7

2.	Please expand your disclosure to:
•	Describe managements’ plans to resolve the going concern uncertainty identified financial statement note disclosure
•

Pertinent conditions and events giving rise to the assessment of substantial doubt about the entity’s ability to continue as a going concern for a period of time not to exceed one year beyond the balance-sheet date

•	The possible effects of such conditions and events
•	Management’s evaluation of the significance of those conditions and events and any mitigating factors
•	Possible discontinuance of operations
•	Information about the recoverability or classification of recorded asset amounts or the amounts or classification of liabilities

In addition, please expand your discussion of liquidity and capital resources in your managements’ discussion and analysis to address the impact of the going concern uncertainty on your liquidity and cash flow. Update the note disclosure and the Management’s Discussion and Analysis disclosure as necessary on a quarterly basis. Refer to FRC 607.02 and AU Section 341.10.

Response:

The Company is in the process of preparing its annual report on Form 10-KSB for the fiscal year ended November 30, 2007, which is anticipated to be filed on or before February 28, 2008. To address the Staff’s comments, the Company proposes to include an expanded going concern note in its financial statements and to expand the discussion of liquidity and capital resources in its managements’ discussion and analysis to address the impact of the going concern uncertainty on liquidity and cash flow.

Section 302 Certification

3.

In a March 4, 2005 Staff Alert entitled Annual Report Reminders, the staff of the Division of Corporation Finance reminded issuers that the certifications required under Exchange Act Rules 13a-14(a) and 15d-14(a) must be in the exact form set forth in Item 601(b)(31) of Regulation S-B. We note that the identification of the certifying individual at the beginning of your certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual, in future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title. This comment also applies to your Form 10-QSB for the quarterly period ended May 31, 2007.

We also note that you have replaced the word “report” with “quarterly report” in paragraphs 2 and 3 of the certifications in your Form 10-QSB. Please revise all future certifications to be in the exact form set forth in Item 601 of Regulation S-B.

Response:

The Company has used the exact form set forth in Item 601(b)(31) of Regulation S-B for its Section 302 certifications. The Company intends to use the exact form set forth in Item 601(b)(31) of Regulation S-B for its Section 302 certification for its annual report on Form 10-KSB for the year ended November 30, 2007. The Company affirms that in all future filings the Company will revise its certificates to comply with the requirements of Item 601(b)(31) or such other similar Item requirements, as applicable.

Engineering Comments

Acquisition of the Peek Mineral Claims, page 7

4.

Please forward to our engineer as supplemental information and not as part of the registration statement, a copy of your geologic report by W. G. Timmins, as required by Section C of Industry Guide 7 or pursuant to Rule 418(a) of Regulation C. The information requested includes, but is not limited to:

•	Property and geologic maps
•	Description of your sampling and assaying procedures
•	Drill-hole maps showing drill intercepts
•	Representative geologic cross-sections and drill logs
•	Description and examples of your cut-off calculation procedures
•	Cutoff grades used for each category of your reserves and resources
•	Justifications for the drill hole spacing used at various classification levels

•	A detailed description of your procedures for estimating reserves
•	Copies of any pertinent engineering or geological reports, and executive summaries of feasibility studies or mine plans which including the cash flow analyses
•	A detailed permitting and government approval schedule for the project, particularly identifying the primary environmental or construction approval(s) and your current location on that schedule.

To minimize the transfer of paper, please provide the requested information on a CD, formatted as Adobe PDF files and provide the name and phone number for a technical person our engineer may call, if he has technical questions about your reserves.

In the event your company desires the return of the supplemental material, please make a written request with the letter of transmittal and include a pre-paid, pre-addressed shipping label to facilitate the return of the supplemental information. Please note that you may request the return of this information pursuant to the provisions of Rule 418(b).

Response:

We have been advised by the Company that a copy of the geologic report by W. G. Timmins will be sent directly to the Staff as requested.

Location, Infrastructure and Access, page 7

5.

Please insert a small-scale map showing the location and access to each property, as required by Instruction 3(b) to Item 102 of Regulation S-K. Please note that SEC’s EDGAR program now accepts Adobe PDF files and digital maps, so please include these maps in any amendments that are uploaded to EDGAR. It is relatively easy to include automatic links at the appropriate locations within the document to GIF or JPEG files, which will allow figures and diagrams to appear in the right location when the document is viewed on the Internet. For more information, please consult the EDGAR manual, and if additional assistance is required, please call Filer Support at 202-551-8900. We believe the guidance in Instruction 3(b) of Rule 102 of Regulation S-K would generally require maps and drawings to comply with the following features:

•	A legend or explanation showing, by means of pattern or symbol, every pattern or symbol used on the trap or drawing.
•	A graphical bar scale should be included. Additional representations of scale such as “one inch equals one mile” may be utilized provided the original scale of the map has not been altered.
•	A north arrow.
•	An index map showing where the property is situated in relationship to the state or province, etc., in which it was located.

•	A title of the map or drawing, and the date on which it was drawn.
•	In the event interpretive data is submitted in conjunction with any map, the identity of the geologist or engineer that prepared such data.

Any drawing should be simple enough or of sufficiently large scale to clearly show all features on the drawing.

Response:

The Company is in the process of preparing its annual report on Form 10-KSB for the fiscal year ended November 30, 2007, which is anticipated to be filed on or before February 28, 2008. To address the Staff’s comments, the Company proposes to include the requested map showing the location and access to the property in the Company’s annual report on Form 10-KSB for the fiscal year ended November 30, 2007.

Acknowledgments

Texada Ventures Inc. hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and
•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or concerns regarding this response letter, please do not hesitate to contact our legal counsel, Kenneth G. Sam of Dorsey & Whitney LLP, at (303) 629-3445 or by email at sam.kenneth@dorsey.com.

Very truly yours,

Texada Ventures Inc.

/s/ John Veltheer

John Veltheer

Principal Executive Officer and Principal Financial and Accounting Officer of Texada Ventures Inc.

cc:	Kenneth G. Sam, Dorsey & Whitney LLP
Manning Elliott